Mail Stop 3561

May 28, 2010

Jerry Fowden
Chief Executive Officer
Cott Corporation
5519 West Idlewild Avenue
Tampa, FL 33634

      Re: **Cott Corporation**
              Form 10-K for Fiscal Year Ended January 2, 2010
              Filed March 16, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed April 1, 2010
              File No. 001-31410

Dear Mr. Fowden:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 2, 2010

Item 15. Exhibits and Financial Statement Schedules

1.   We note your response to comment two in our letter dated May 5, 2010, and we re-issue that comment. We note that you only filed the missing exhibits to Exhibit 10.17. Please file a complete copy of Exhibit 10.17 with your next Exchange Act report.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director